## Contact

www.linkedin.com/in/james-wahawisan (LinkedIn)
www.jameswahawisan.com (Personal)

## Top Skills

Engineering
Software Engineering
Electrical Engineering

# James Wahawisan

Founder of Serve Automation -> Stellar Pizza
Los Angeles, California, United States

## Experience

### Stellar Pizza
Founder
February 2019 - Present (4 years 9 months)

### Serve Automation
Founder
February 2019 - Present (4 years 9 months)
Greater Los Angeles Area

### Space Exploration Technologies
Electronics Engineer
August 2013 - January 2019 (5 years 6 months)
Hawthorne, CA

Responsible engineer for the F9 batteries from flights 9 through 67.

### Carnegie Mellon University
Student Researcher
April 2010 - May 2013 (3 years 2 months)

Part of the Modsnake project in the Biorobotics Lab directed by Howie Choset

### Space Exploration Technologies
Avionics Power Systems Intern
May 2012 - August 2012 (4 months)

### Qualcomm
Graphics Performance and Optimization Intern
May 2011 - August 2011 (4 months)

## Education

### Carnegie Mellon University
Masters Degree, Electrical and Computer Engineering · (2012 - 2013)

### Carnegie Mellon University

Bachelor of Science, Electrical and Computer Engineering · (2009 - 2012)